Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2017 and 2016

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2017	2016
ASSETS

Current assets
Cash and cash equivalents		$70,485	$72,317
Investments		102	85
Accounts receivable	4	26,633	25,560
Inventories	5	12,688	13,431
Prepaid expenses		1,774	2,037
Total current assets		111,682	113,430

Non-current deposits		659	659
Deferred income tax asset		1,042	183
Mineral properties, plant and equipment	7	70,990	66,238
Total assets		$184,373	$180,510

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$20,179	$18,229
Income taxes payable		3,307	4,631
Credit facility	8	6,500	9,000
Total current liabilities		29,986	31,860

Provision for reclamation and rehabilitation		7,867	7,846
Deferred income tax liability		6,739	7,545
Total liabilities		44,592	47,251

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 127,108,264 shares (Dec 31, 2016 - 127,080,264 shares)	Page 4	449,703	449,594
Contributed surplus	Page 4	7,050	6,689
Accumulated comprehensive income (loss)	Page 4	61	44
Retained earnings (deficit)		(317,033)	(323,068)
Total shareholders' equity		139,781	133,259
Total liabilities and shareholders' equity		$184,373	$180,510

Subsequent event (Note 9(c))

Commitments and contingencies (Notes 7 and 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2017	2016

Revenue		$36,441	$41,541

Cost of sales:
Direct production costs		24,048	29,844
Royalties		440	209
Share-based compensation	9 (b)	-	56
Depreciation and depletion		4,113	5,154
		28,601	35,263

Mine operating earnings		7,840	6,278

Expenses:
Exploration	10	3,336	1,199
General and administrative	11	1,955	2,028
		5,291	3,227

Operating earnings (loss)		2,549	3,051

Finance costs		236	287

Other income (expense):
Foreign exchange		2,147	514
Investment and other		77	(141)
		2,224	373

Earnings (loss) before income taxes		4,537	3,137

Income tax expense (recovery):
Current income tax expense		299	1,411
Deferred income tax expense (recovery)		(1,797)	(103)
		(1,498)	1,308
Net earnings (loss) for the period		6,035	1,829

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets		17	162
Total other comprehensive income (loss) for the period		17	162

Comprehensive income (loss) for the period		$6,052	$1,991

Basic earnings (loss) per share based on net earnings		$0.05	$0.02
Diluted earnings (loss) per share based on net earnings	9 (d)	$0.05	$0.02

Basic weighted average number of shares outstanding		127,095,764	104,646,404
Diluted weighted average number of shares outstanding	9 (d)	128,523,833	105,071,404

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated	Retained	T otal
		Number of	Share	Contributed	Comprehensive	Earnings	Shareholders'
	Note	shares	Capital	Surplus	Income (Loss)	(Deficit)	Equity

Balance at December 31, 2015		102,776,470	$368,898	$9,465	$(145)	$(327,343)	$50,875

Public equity offerings, net of issuance costs	9 (a)	4,997,806	8,636				8,636
Exercise of options	9 (b)	15,500	45	(14)			31
Share based compensation	9 (b)(c)			457			457
Unrealized gain (loss) on available for sale assets					431		431
Realized gain (loss) on available for sale assets					(269)		(269)
Earnings (loss) for the year						1,829	1,829
Balance at March 31, 2016		107,789,776	377,579	9,908	17	(325,514)	61,990

Public equity offerings, net of issuance costs	9 (a)	12,465,666	44,322				44,322
Exercise of options	9 (b)	3,479,500	15,920	(5,403)			10,517
Issued on acquistion of mineral properties, net		3,345,322	11,773				11,773
Share based compensation	9 (b)(c)			2,549			2,549
Unrealized gain (loss) on available for sale assets					(511)		(511)
Realized gain (loss) on available for sale assets					538		538
Expiry and forfeiture of options				(365)		365	-
Earnings (loss) for the year						2,081	2,081
Balance at December 31, 2016		127,080,264	449,594	6,689	44	(323,068)	133,259

Exercise of options	9 (b)	28,000	109	(35)			74
Share based compensation	9 (b)(c)			396			396
Unrealized gain (loss) on available for sale assets					17		17
Earnings (loss) for the period						6,035	6,035
Balance at March 31, 2017		127,108,264	$449,703	$7,050	$61	$(317,033)	$139,781

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31,	March 31,
	Notes	2017	2016

Operating activities
Net earnings (loss) for the period		$6,035	$1,829
Items not affecting cash:
Share-based compensation	9 (b)(c)	337	457
Depreciation and depletion	7	4,182	5,222
Deferred income tax expense (recovery)		(1,665)	(103)
Unrealized foreign exchange loss (gain)		(462)	(242)
Loss on available for sale assets		-	269
Finance costs		236	63
Write off of exploration property		233	-
Net changes in non-cash working capital	12	771	(10,324)
Cash from operating activities		9,667	(2,829)

Investing activites
Property, plant and equipment expenditures	7	(9,368)	(3,087)
Proceeds from disposition of available for sale assets		-	448
Redemption of long term deposits		-	133
Cash used in investing activities		(9,368)	(2,506)

Financing activities
Repayment of credit facility	8	(2,500)	(3,000)
Repayment of obligation under finance lease		-	(226)
Debt issuance costs		-	(304)
Interest paid	8	(167)	(174)
Public equity offerings	9 (a)	-	9,098
Exercise of options	9 (b)	74	31
Share issuance costs		-	(278)
Cash used in financing activites		(2,593)	5,147

Effect of exchange rate change on cash and cash equivalents		462	160

Increase (decrease) in cash and cash equivalents		(2,294)	(188)
Cash and cash equivalents, beginning of period		72,317	20,413
Cash and cash equivalents, end of period		$70,485	$20,385

Supplemental cash flow information	12

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on May 2, 2017.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM ENR (Formerly Endeavour Capital S. A. de C.V.), Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. deC. V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd. and Minera Oro Silver de Mexico S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2016.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2016 and accordingly, should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 1, 2016.

(a) Accounting standards adopted during the year
Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)

On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Amendments to IAS 12, Income Taxes (“IAS 12”)

On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b) Changes in IFRS not yet adopted

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

The Company intends to adopt IFRS 9 effective January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet begun an assessment of the impact of this standard on its consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2017	2016

Trade receivables (1)		$6,758	$6,703
IVA receivables		15,605	14,556
Income taxes recoverable		4,143	4,197
Due from related parties	6	3	4
Other receivables		124	100
		$26,633	$25,560

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (see note 15).

5.	INVENTORIES

	March 31	December 31
	2017	2016

Warehouse inventory	$8,471	$7,873
Stockpile inventory (1)	139	-
Work in process inventory	564	656
Finished goods inventory (2)	3,514	4,902
	$12,688	$13,431

(1)	The Company has 2.575 stockpiled tonnes of mined ore as of March 31, 2017 (December 31, 2016 – Nil).
(2)

The Company held 149,103 silver ounces and 1,056 gold ounces as of March 31, 2017 (December 31, 2016 – 330,587 and 883, respectively). These ounces are carried at the lower of cost and net realizable value. As at March 31, 2017, the quoted market value of the silver ounces was $2,693 (December 31, 2016 - $5,369) and the quoted market value of the gold ounces was $1,315 (December 31, 2016 - $1,023).

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $10 for the three months ended March 31, 2017 (March 31, 2016 - $12). The Company has a $3 net receivable related to these costs as of March 31, 2017 (December 31, 2016 – $4).

The Company was charged $11 for legal services for the three months ended March 31, 2017 by a legal firm in which the Company’s corporate secretary is a partner (March 31, 2016 - $38). The Company has $Nil payable to the legal firm as at March 31, 2017 (December 31, 2016 - $Nil).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT (a) Mineral properties, plant and equipment comprise:

			Machinery &
			equipment and
	Mineral		assets under		Transport &
	property	Plant	finance lease	Building	office equipment	Total
Cost

Balance at December 31, 2015	$429,629	$93,775	$60,257	$10,479	$8,525	$602,665

Additions	27,772	1,096	1,567	192	1,133	31,760
Disposals	-	-	(12)	-	(63)	(75)
Balance at December 31, 2016	457,401	94,871	61,812	10,671	9,595	634,350

Additions	6,550	564	1,427	212	494	9,247
Disposals	(233)	-	-	-	(160)	(393)
Balance at March 31, 2017	$463,718	$95,435	$63,239	$10,883	$9,929	$643,204

Accumulated amortization and impairment

Balance at December 31, 2015	$411,334	$83,877	$43,206	$8,949	$7,374	$554,740

Amortization	7,986	1,686	3,002	265	508	13,447
Disposals	-	-	(12)	-	(63)	(75)
Balance at December 31, 2016	419,320	85,563	46,196	9,214	7,819	568,112

Amortization	3,021	470	556	53	160	4,260
Disposals	-	-	-	-	(158)	(158)
Balance at March 31, 2017	$422,341	$86,033	$46,752	$9,267	$7,821	$572,214

Net book value
At December 31, 2016	$38,081	$9,308	$15,616	$1,457	$1,776	$66,238
At March 31, 2017	$41,377	$9,402	$16,487	$1,616	$2,108	$70,990

Included in Mineral property is $17.6 in acquisition costs for exploration and evaluation properties.

As of March 31, 2017, the Company has $484 committed to capital equipment purchases.

8.	CREDIT FACILITY

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility is 4.5% over LIBOR and the Company agreed to pay a fee of $300 upon signing. The Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio, a tangible net worth calculation, capital and exploration expenditure limits.

At March 31, 2017, the Company had $6,500 outstanding on the Amended Facility (December 31, 2016 $9,000), which is due within 9 months of the balance sheet date. The Company recognized $138 of interest expense during the period in financing costs (March 31, 2016 - $186).

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Facility Financial	March 31,	Dec. 31,
Facility Financial Covenants	Requirements	2017	2016
Leverage Ratio	< 3.00:1	0.21	0.29
Interest Service Coverage Ratio	> 4.00:1	48	45
Tangible Net Worth	> 45,900	139,720	133,215

9.	SHARE CAPITAL

(a) Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualified for the distribution, including transactions that are deemed to be “at-the-market” (“ATM”) distributions, of up to CAN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company sold common stock having an aggregate offering value of US$16.5 million on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility. During the second quarter of 2016, the Company completed this ATM program issuing 7,218,125 common shares under the ATM facility at an average price of $2.13 per share for proceeds of $14,893, net of commission.

In May 2016, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 175 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$40.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2016, the Company issued 10,245,347 common shares under the ATM facility at an average price of $3.90 per share for proceeds of $38,949, net of commission.

During the year ended December 31, 2016, the Company also recognized $843 of additional transaction costs, related to the two ATM financings, as share issuance costs which have been presented net of share capital.

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Year Ended		Year Ended
	March 31, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted
	of shares	exercise price	of shares	average

Outstanding, beginning of year	4,458,050	$3.93	6,322,050	$3.80
Granted	-	NA	2,150,000	$4.30
Exercised	(28,000)	$3.47	(3,495,000)	$3.89
Cancelled	-	NA	(519,000)	$4.14
Outstanding, end of period	4,430,050	$3.93	4,458,050	$3.93

Options exercisable at period end	2,893,550	$3.95	2,921,550	$3.95

The following tables summarize information about stock options outstanding at March 31, 2017:

		Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2017	(Number of Years)	Prices	March 31, 2017	Prices

$2.00 - $2.99	1,168,500	3.1	$2.65	784,000	$2.65
$4.00 - $4.99	3,214,300	3.0	$4.33	2,062,300	$4.34
$8.00 - $8.99	47,250	0.3	$8.59	47,250	$8.59
	4,430,050	3.0	$3.93	2,893,550	$3.95

During the three months ended March 31, 2017, the Company recognized share based compensation expense of $396 (March 31, 2016 - $380) based on the fair value of the vested portion of options granted in the current and prior years.

(c) Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once vested and performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

There were no PSUs granted during the three months ended March 31, 2017 (March 31, 2016 – 425,000) under the Company’s PSU plan. During the year ended December 31, 2016, 100,000 PSUs were cancelled resulting in 325,000 PSUs outstanding at December 31, 2016. The PSUs vested on January 1, 2017, upon to achievement of pre-determined performance and/or service criteria. On April 12, 2017 193,825 common shares were issued and $449 in cash was paid in settlement of the 325,000 vested PSUs.

During the three months ended March 31, 2017, the Company recognized a recovery of share based compensation expense of $59 based on the change in fair value of the cash-settled PSUs (March 31, 2016 - $Nil)

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Diluted Earnings per Share
	Three Months Ended
	March 31,	March 31,
	2017	2016
Basic earnings (loss)	$6,035	$1,932
Basic weighted average number of shares outstanding	127,095,764	104,646,404
Effect of dilutive securities:
Stock options	1,103,069	-
Performance share units	325,000	425,000
Diluted weighted average number of share outstanding	128,523,833	105,071,404

Diluted earnings (loss) per share	$0.05	$0.02

10.	EXPLORATION

	Three Months Ended
	March 31	March 31
	2017	2016

Depreciation and depletion	$28	$18
Share-based compensation	39	37
Salaries, wages and benefits	530	639
Direct exploration expenditures	2,739	505
	$3,336	$1,199

11.	GENERAL AND ADMINISTRATIVE

	Three Months Ended
	March 31	March 31
	2017	2016

Depreciation and depletion	$41	$50
Share-based compensation	298	364
Salaries, wages and benefits	736	913
Direct general and administrative expenditures	880	701
	$1,955	$2,028

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended
	March 31,	March 31,
	2017	2016
Net changes in non-cash working capital:
Accounts receivable	$(1,149)	$(4,018)
Inventories	944	340
Prepaid expenses	263	(36)
Accounts payable and accrued liabilities	2,037	(4,119)
Income taxes payable	(1,324)	(2,491)
	$771	$(10,324)
Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	35	14

Other cash disbursements:
Income taxes paid	1,603	3,295
Special mining duty paid	-	1,042

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanaceví, Bolañitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

March 31, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total

Cash and cash equivalents	$54,816	$153	$2,880	$6,812	$5,824	$70,485
Investments	102	-	-	-	-	102
Accounts receivables	625	1,471	6,865	2,836	14,836	26,633
Inventories	-	-	7,155	2,781	2,752	12,688
Prepaid expenses	998	174	321	180	101	1,774
Non-current deposits	76	56	311	143	73	659
Deferred income tax asset	-	-	-	961	81	1,042
Mineral property, plant and equipment	266	18,187	39,755	6,804	5,978	70,990
Total assets	$56,883	$20,041	$57,287	$20,517	$29,645	$184,373

Accounts payable and accrued liabilities	$4,999	$1,751	$6,442	$2,514	$4,473	$20,179
Income taxes payable	-	-	1,026	2,044	237	3,307
Credit facility	6,500	-	-	-	-	6,500
Provision for reclamation and rehabilitation	-	-	2,065	1,759	4,043	7,867
Deferred income tax liability	-	-	6,739	-	-	6,739
Total liabilities	$11,499	$1,751	$16,272	$6,317	$8,753	$44,592

December 31, 2016
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total

Cash and cash equivalents	$62,223	$635	$1,649	$1,627	$6,183	$72,317
Investments	85	-	-	-	-	85
Accounts receivables	607	1,303	5,019	4,845	13,786	25,560
Inventories	-	-	8,946	1,831	2,654	13,431
Prepaid expenses	1,363	170	404	60	40	2,037
Non-current deposits	76	56	311	143	73	659
Deferred income tax asset	-	-	-	-	183	183
Mineral property, plant and equipment	247	17,709	38,105	6,972	3,205	66,238
Total assets	$64,601	$19,873	$54,434	$15,478	$26,124	$180,510

Accounts payable and accrued liabilities	$5,829	$1,329	$5,025	$2,093	$3,953	$18,229
Income taxes payable	452	525	1,030	2,309	315	4,631
Credit facility	9,000	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	2,058	1,755	4,033	7,846
Deferred income tax liability	-	-	7,340	205	-	7,545
Total liabilities	$15,281	$1,854	$15,453	$6,362	$8,301	$47,251

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended March 31, 2017
Silver revenue	$-	$-	$12,639	$2,585	$6,761	$21,985
Gold revenue	-	-	1,924	7,041	5,491	14,456
Total revenue	$-	$-	$14,563	$9,626	$12,252	$36,441
Salaries, wages and benefits:
mining	$-	$-	$1,329	$1,045	$1,756	$4,130
processing	-	-	441	200	362	1,003
administrative	-	-	687	538	659	1,884
stock based compensation	-	-	-	-	-	-
change in inventory	-	-	621	(198)	22	445
Total salaries, wages and benefits	-	-	3,078	1,585	2,799	7,462
Direct costs:
mining	-	-	3,167	2,455	3,138	8,760
processing	-	-	1,765	1,327	1,923	5,015
administrative	-	-	600	379	610	1,589
change in inventory	-	-	1,507	(448)	163	1,222
Total direct production costs	-	-	7,039	3,713	5,834	16,586
Depreciation and depletion:
depreciation and depletion	-	-	3,503	460	338	4,301
change in inventory	-	-	(130)	(46)	(12)	(188)
Total depreciation and depletion	-	-	3,373	414	326	4,113
Royalties	-	-	343	43	54	440

Total cost of sales	$-	$-	$13,833	$5,755	$9,013	$28,601
Earnings (loss) before taxes	$33	$(3,336)	$730	$3,871	$3,239	$4,537
Current income tax expense	-	-	101	275	(77)	299
Deferred income tax expense (recovery)	-	-	(734)	(1,166)	103	(1,797)
Total income tax expense (recovery)	-	-	(633)	(891)	26	(1,498)
Net earnings (loss)	$33	$(3,336)	$1,363	$4,762	$3,213	$6,035

	Three months ended March 31, 2016
Silver revenue	$-	$-	$10,113	$5,025	$7,802	$22,940
Gold revenue	-	-	1,952	9,673	6,976	18,601
Total revenue	$-	$-	$12,065	$14,698	$14,778	$41,541
Salaries, wages and benefits:
mining	$-	$-	$1,199	$1,625	$2,284	$5,108
processing	-	-	464	245	438	1,147
administrative	-	-	772	680	712	2,164
stock based compensation	-	-	19	18	19	56
change in inventory	-	-	(44)	(27)	(72)	(143)
Total salaries, wages and benefits	-	-	2,410	2,541	3,381	8,332
Direct costs:
mining	-	-	2,056	3,256	7,891	13,203
processing	-	-	1,907	2,017	3,002	6,926
administrative	-	-	636	395	716	1,747
change in inventory	-	-	(176)	109	(241)	(308)
Total direct production costs	-	-	4,423	5,777	11,368	21,568
Depreciation and depletion:
depreciation and depletion	-	-	1,919	1,760	1,175	4,854
change in inventory	-	-	(52)	175	177	300
Total depreciation and depletion	-	-	1,867	1,935	1,352	5,154
Royalties	-	-	80	66	63	209

Total cost of sales	$-	$-	$8,780	$10,319	$16,164	$35,263
Earnings (loss) before taxes	$(1,942)	$(1,199)	$3,285	$4,379	$(1,386)	$3,137
Current income tax expense	25	-	296	1,075	15	1,411
Deferred income tax expense (recovery)	-	-	377	(582)	102	(103)
Total income tax expense (recovery)	25	-	673	493	117	1,308
Net earnings (loss)	$(1,967)	$(1,199)	$2,612	$3,886	$(1,503)	$1,829

The Exploration segment included $81 of costs incurred in Chile for the period ended March 31, 2017 (2016 - $161).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	INCOME TAXES

(a)	Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million (USD $5.9 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed (USD $2.0 million), MXN 17.7 million (USD $0.9 million) in inflationary charges, MXN 40.4 million (USD $1.9 million) in interest and MXN 23.0 million (USD $1.1 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies.  The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

15.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2017	$	$	$	$

Financial assets:
Available for sale securities	102	102	-	-
T rade receivables	6,758	-	6,758	-
T otal financial assets	6,860	102	6,758	-

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair values of financial assets and liabilities:

	As at March 31, 2017		As at December 31, 2016
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	70,485	70,485	72,317	72,317
Investments	102	102	85	85
Accounts receivables	26,633	26,633	25,560	25,560
Total financial assets	97,220	97,220	97,962	97,962

Financial liabilities:
Accounts payable and accrued liabilities	20,179	20,179	18,229	18,229
Credit facility	6,500	6,500	9,000	9,000
Total financial liabilities	26,679	26,679	27,229	27,229

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

  Trade receivables (see Note 4)

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Tomas Iturriaga - Vice-President Operations, Country Manager Mexico
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 17 -